SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 15, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY
 CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80
CORPORATE REGISTRY ID (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$3,403,688,565.23

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON JANUARY 16, 2007

Date, Time and Place: On January 16, 2007, at 11:00 am, at the Company’s headquarters, at Rua Costa Carvalho, 300, in the city of São Paulo, State of São Paulo. CALL: Call Notice published in the editions as of December 16, 19 and 20, 2006, of the “Official Gazette of the State of São Paulo” newspaper and “Folha de São Paulo” newspaper and the rectification of the Call Notice published in the editions as of December 23, 27 and 28, 2006, of the “Official Gazette of the State of São Paulo” newspaper and “Folha de São Paulo” newspaper. ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per signatures in the Shareholders’ Attendance Book. PRESIDING BOARD: Chairman: Director, Mauro Guilherme Jardim Arce, Secretary: Shareholder Maria Cristina Biselli Ferreira. AGENDA: I. To elect members of the Board of Directors. II. To elect sitting and alternate Members of the Fiscal Council. III. To define the compensation of Managers and Members of the Fiscal Council. CLARIFICATIONS: 1) The matters were duly appreciated by the Board of the State Capital Defense – CODEC, by means of the Opinion #037/2007, as of 01/12/2007, referring to the Proceeding S.F. #12091-915098/2006, which instructs the vote of the representative of the shareholder Fazenda do Estado de São Paulo. 2) The minutes were drawn up in the summary format, pursuant to paragraph 1 of article 130 of Law 6404/76 and amendments. RESOLUTIONS: The Presiding Chairman brought for discussion item “I” of the Agenda, “To elect members of the Board of Directors”, informing that Directors Mauro Guilherme Jardim Arce, Fernando Carvalho Braga, Ademar Pereira, Fernando Maida Dall’Acqua, Fernando Vasco Leça do Nascimento, Gustavo de Sá e Silva and Mônica Herman Salem Caggiano had resigned from their respective positions, as per letters filed with the Secretariat of the Company. With the floor, the representative of the shareholder Fazenda do Estado de São Paulo, Attorney-in-Fact José Roberto de Moraes, appointed, to replace the resigning Directors and comprise the Board of Directors for the remaining term of office, in other words, until the Annual General Meeting of 2007, Messrs. DILMA SELI PENA PEREIRA, HUMBERTO RODRIGUES DA SILVA, ROBERTO YOSHIKAZU YAMAZAKI, MANUELITO PEREIRA MAGALHÃES JUNIOR, RENILSON REHEM DE SOUZA, GESNER JOSÉ DE OLIVEIRA FILHO and REINALDO GUERREIRO, ratifying the permanence of Messrs. FARRER JONATHAN PAUL LASCELLES PALLIN and MARIO ENGLER PINTO JUNIOR. The proposal of the shareholder Fazenda do Estado de São Paulo was discussed and voted, abstentions and contrary votes recorded, and it was approved by the majority of attending shareholders. The Chairman also submitted to the resolution of the Meeting, pursuant to paragraph 6 of article 13 of the Bylaws, the appointment of the Chairman and the Vice-Chairman of the Board, being approved, by majority vote, the appointment of Chairman: Ms. Dilma Seli Pena Pereira; Vice-Chairman: Mr. Humberto Rodrigues da Silva. With the aforementioned resolutions, the Board of Directors shall be comprised as follows: Chairman: Ms. Dilma Seli Pena Pereira, a Brazilian citizen, divorced, geographer and with a master’s degree in public administration, domiciled and resident in the city of São Paulo, at Alameda Campinas, 720, apartment 12, Jardim Paulistano, Identity Card (RG) 216.219 SSP/DF and Individual Taxpayer’s ID (CPF) 076.215.821 -20; Vice-Chairman: Mr. Humberto Rodrigues da Silva, a Brazilian citizen, single, administrator, domiciled and resident in the city of São Paulo, at Rua Pais de Araújo, 89, apartment 132, Itaim Bibi, Identity Card (RG) 7.562.671 -8, Individual Taxpayer’s ID (CPF) 014.114.778 -47; Directors: Messrs. Roberto Yoshikazu Yamazaki, a Brazilian citizen, married, business administrator, domiciled and resident in the city of São Paulo, at Avenida Interlagos, 871, bloco 07, apartment 37, Santo Amaro, Identity Card (RG) 8.339.861 -2, Individual Taxpayer’s ID (CPF) 810.647.568 -91;

Manuelito Pereira Magalhães Júnior, a Brazilian citizen, married, economist, domiciled and resident in the city of São Paulo, at Rua Iperoig, 690, apartment 184, Perdizes, Identity Card (RG) 2.162.807 -61 SSP/BA, Individual Taxpayer’s ID (CPF) 478.682.525 -53; Renilson Rehem de Souza, a Brazilian citizen, married, physician, domiciled and resident in the city of São Paulo, at Rua dos Franceses, 498, apartment 254, Bela Vista, Identity Card (RG) 2.834.731 SSP/DF, Individual Taxpayer’s ID (CPF) 080.355.635 -72; Gesner José de Oliveira Filho, a Brazilian citizen, married, economist, domiciled and resident in the city of São Paulo, at Rua Tucumã, 621, apartment 61, Jardim Europa, Identity Card (RG) 6.968.227 SSP/SP, Individual Taxpayer’s ID (CPF) 013.784.028 -47; Reinaldo Guerreiro, a Brazilian citizen, married, accountant, domiciled and resident in the city of São Roque, State of São Paulo, at Rua Barão do Rio Branco, 334, Identity Card (RG) 6.156.523 -4 SSP/SP, Individual Taxpayer’s ID (CPF) 503.946.658 -72, and the following Directors were ratified: Mario Engler Pinto Junior, a Brazilian citizen, single, attorney, domiciled and resident in the city of São Paulo, at Rua Tabatingüera, 140, 17º andar, Centro, Identity Card (RG) 4.722.183 SSP/SP and Individual Taxpayer’s ID (CPF) 988.910.818 -68; Farrer Jonathan Paul Lascelles Pallin, an English citizen, married, accountant, domiciled and resident in the city of Cotia – SP, at Rua Dona Mara, 154, Vila de São Fernando, RNE (Alien’s Registration Card) W598029-Z and Individual Taxpayer’s ID (CPF) 097.105.157 -72, and Alexander Bialer, a Brazilian citizen, single, mechanical engineer, domiciled and resident in the city of São Paulo, at Rua Itapicuru, 380, apartment 224, Perdizes, Identity Card (RG) 3.563.319 SSP/SP and Individual Taxpayer’s ID (CPF) 029.379.568 -15. And, pursuant to item 4.3 of Section IV of the Novo Mercado (New Market) Listing Rules, the following are Independent Directors: Farrer Jonathan Paul Lascelles Pallin, Alexander Bialer and Reinaldo Guerreiro. Subsequently, the Chairman proceeded to item “II” of the Agenda, “To elect sitting and alternate members of the Fiscal Council”, informing that Member Dilma Seli Pena Pereira had resigned from her position, as per letter filed in the documentation of the meeting. With the floor, the representative of the shareholder Fazenda do Estado de São Paulo, Attorney-in-Fact José Roberto de Moraes, proposed the appointment, as sitting members, of Messrs. ATÍLIO GERSON BERTOLDI and SANDRA MARIA GIANNELLA, to replace, respectively, Messrs. Dilma Seli Pena Pereira and Francisco Martins Altenfelder Silva, and as alternate members, respectively, Ms. ANA MARIA LINHARES RICHTMAN to replace Mr. Ângelo Alberto Fornasaro Melli, as well as ratification of Mr. VANILDO ROLANDO NEUBAUER, and the ratification of the other sitting and alternate members for the remaining term of office, until the Annual General Meeting of 2007. The proposal was discussed and voted, abstentions and contrary votes recorded, and it was approved by the majority of attending shareholders. With the resolution, the Fiscal Council shall be constituted as follows: Sitting Members: Messrs. Maria de Fátima Alves Ferreira, a Brazilian citizen, married, business administrator, domiciled and resident in the city of São Paulo, at Rua da Meação, 144, apartment 51, Tatuapé, Identity Card (RG) 11.766.712 -2 SSP/SP and Individual Taxpayer’s ID (CPF) 022.218.418 -32; João Carlos Araújo dos Santos, a Brazilian citizen, married, philosopher and with a post-graduate degree in economics, domiciled and resident in the city of São Paulo, at Rua Caiowaá, 1260, apartment 236, Perdizes, Identity Card (RG) 7.681.538 -9 and Individual Taxpayer’s ID (CPF) 011.035.138 -00; Sandra Maria Giannella, a Brazilian citizen, married, economist and business administrator, domiciled and resident in the city of São Paulo, at Rua João Pizarro Gabizo, 88, Santana, Identity Card (RG) 8.539.613 -8 SSP/SP and Individual Taxpayer’s ID (CPF) 901.639.078 -20; Atílio Gerson Bertoldi, a Brazilian citizen, married, economist, domiciled and resident in the city of Barueri, State of São Paulo, at Alameda Rússia, 258, Identity Card (RG) 3.102.088 -4 SSP/SP and Individual Taxpayer’s ID (CPF) 030.880.228 -49, and Jorge Michel Lepeltier, a Brazilian citizen, judicially separated, economist, domiciled and resident in the city of Mairiporã, State of São Paulo, at Rua Particular, s/nº, Chácaras Bela Vista, Identity Card (RG) 3.919.557 SSP/SP and Individual Taxpayer’s ID (CPF) 070.190.688 -04;

Alternate Members, respectively, Messrs. Tomás Bruginski de Paula, a Brazilian citizen, single, economist, domiciled in the city of São Paulo, at Rua Simão Álvares, 175, apartment 06, Pinheiros, Identity Card (RG) 1.554.630 -1 SSP/PR and Individual Taxpayer’s ID (CPF) 092.553.068 -98; Arthur Quartim Barbosa Araújo, a Brazilian citizen, single, business administrator, domiciled and resident in the city of São Paulo, at Alameda Jaú, 796, apartment 510, Jardim Paulista, Identity Card (RG) 29.985.523 -5 and Individual Taxpayer’s ID (CPF) 271.646.858 -35; Vanildo Rolando Neubauer, a Brazilian citizen, married, attorney, domiciled and resident in the city of São Paulo, at Rua Alves Guimarães, 689, apartment 13, Jardim América, Identity Card (RG) 6.759.053 SSP/SP and Individual Taxpayer’s ID (CPF) 603.327.868 -20; Ana Maria Linhares Richtman, a Brazilian citizen, married, attorney, domiciled and resident in the city of São Paulo, at Rua Ministro Ferreira Alves, 33, apartment 41, Bloco A, Perdizes, Identity Card (RG) 604.080 SSP/BA and Individual Taxpayer’s ID (CPF) 084.011.605 -53, and Alexandre Luiz Oliveira de Toledo, a Brazilian citizen, married, attorney, domiciled and resident in the city of São Paulo, at Rua Viradouro, 97, apartment 64, Vila Nova Conceição, Identity Card (RG) 7.547.108 SSP/SP and Individual Taxpayer’s ID (CPF) 037.446.598 -36. The investiture in the positions of the members of the Board of Directors and the Fiscal Council shall comply with the pre-requirements and procedures set forth in the Corporate Law and related statutory provisions, including what concerns the delivery of the Statement of Assets, the execution of the statement of absence of legal impairments, as well as of the Instrument of Consent, set forth in the Novo Mercado (New Market) Listing Rules of the São Paulo Stock Exchange, and other documents required by the prevailing legislation. Subsequently, the Presiding Chairman proceeded to item “III” of the Agenda, “To define the compensation of Managers and Fiscal Council Members”. With the floor, the representative of the shareholder Fazenda do Estado de São Paulo, Attorney in Fact José Roberto de Moraes, based on CODEC Opinions 037/2007 and 01/2007, proposed to maintain the monthly compensation of the Chief Executive Officer and Executive Officers and the annual bonus set forth in Article 4 of CODEC Resolution 01/91 as well as the possibility to be entitled to the eventual bonus, in accordance with CODEC Opinion 150/2005. In the events of occupation of more than one function in the Board of Executive Officers, the Executive Officer will be entitled to one of the compensations only. The monthly compensation of each member of the Board of Directors corresponds to three tenths (0.3) of the Chief Executive Officer’s monthly fees, and at least one meeting shall be held monthly, as set forth in the Bylaws. The Director who does not attend two consecutive meetings shall not be entitled to fees related to the month in which the aforementioned accumulation of absences is observed, pursuant to CODEC Opinion 116/2004. The members of the Board of Directors will be entitled to the annual bonus set forth in article 4 of CODEC Resolution 01/91 as well as to the eventual premium pursuant to CODEC Opinion 150/2005. And, in accordance with the aforementioned Opinion, the member of the Audit Committee shall choose to receive only one of compensations related to the positions. The Fiscal Council compensation, per each meeting attended, corresponds to two tenths (0.2), limited to one session with compensation per month. The Fiscal Council Members will also be entitled to the annual bonus set forth in Article 4 of CODEC Resolution 01/91. The proposal was discussed and voted, abstentions and contrary votes recorded, resulting on the approval by the majority of attending shareholders. After offering the floor to anyone who intended to make use of it, although no one did, the Presiding Chairman requested the registration in Minutes of minority shareholders’ vote declarations, as per the declarations attached to the process of the related Meeting. The voting took place as follows: Mr. Renato Mauro Richter, a Brazilian citizen, single, Identity Card (RG) 13.376.022 SSP/SP, representative of the shareholder The Bank Of New York, power of attorney of which was certified by the presiding board and recorded under number 1, presented the following declaration of vote: as to item I. of the agenda, 2,014,727,750 favorable to the approval, 19,247,000 contrary and 8,731,500 abstained from voting; item II. 2,013,185,250 favorable to the approval, 19,634,500 contrary and 9,886,500 abstained from voting; item III. 1,828,159,500 favorable to the approval, 197,064,250 contrary and 17,482,500 abstained from voting. Mr. Alexsandro de Souza Popovic, a Brazilian citizen, single, Brazilian Bar Association (OAB/SP) #238.268, representative of the shareholders, powers of attorney of which were certified by the presiding board and recorded under number 2, presenting the following declaration of votes favorable to the approval as to items I., II. and III. and under number 3, presented the declaration of votes favorable to the approval as to items I., II. and III. of the agenda, except for the contrary vote of the shareholder ORMET Corporation Master as to item III. Subsequently, the Presiding Chairman thanked everyone for their attendance and declared the conclusion of the Extraordinary General Meeting, determining these present minutes to be drawn up, which after being read and found in compliance, were signed by the Presiding Chairman, the Secretary and the attending shareholders, which comprise the majority required for the resolutions taken. ATTENDANCE: The Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, the representative of the shareholder Fazenda do Estado de São Paulo, Attorney-in-Fact José Roberto de Moraes, Mr. Renato Mauro Richter, Mr. Alexsandro de Souza Popovic and Maria Cristina Biselli Ferreira attended the meeting.
DOCUMENTS FILED with the Agency of the Secretariat of the Company -PPS.

São Paulo, January 16, 2007.

MAURO GUILHERME JARDIM ARCE	JOSÉ ROBERTO DE MORAES
Chairman of the Presiding Board	By Fazenda do Estado de São Paulo

MARIA CRISTINA BISELLI FERREIRA	RENATO MAURO RICHTER
Secretary

ALEXSANDRO DE SOUZA POPOVIC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: February 15, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.